FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 13, 2004

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F    [X]

           Form 40-F   [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:                                       Yes  [   ]       No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2004

   "R. Michael Jones"

R. MICHAEL JONES

President, Director

Platinum Group Metals Ltd.

(Development Stage Company)

Consolidated Interim Financial Statements

For the three month period ended May 31, 2004

Filed: July 30, 2004

A copy of this report will be provided to any shareholder who requests it.

The attached interim financial statements have not

 been reviewed by the Company's auditors

PLATINUM GROUP METALS LTD.

FORM 51-901F Securities Act

Quarterly Report as at: May 31, 2004

INTERIM BALANCE SHEET

	MAY 31, 2004	AUG 31, 2003

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,164,792	$994,650
Performance Bonds	11,914	0
Amounts receivable (Note 3)	189,836	76,411
Marketable Securities (market value - $504,000)	298,000	58,000
Prepaid expenses	10,893	24,820

Total current assets	1,675,435	1,153,881

MINERAL PROPERTIES (Note 5)	5,654,092	3,891,653
FIXED ASSETS (Note 6)	97,058	40,887

Total assets	$7,426,585	$5,086,421

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$252,394	$169,548
FUTURE INCOME TAXES	359,000	359,000

	611,394	528,548
SHARE CAPITAL AND DEFICIT
SHARE CAPITAL (Note 7)
Issued and outstanding at May 31, 2004
-32,121,208 common shares (August 31, 2003
-27,831,267 common shares)	12,536,305	9,005,078
CONTRIBUTED SURPLUS (Note 7 c)	111,790	42,051
DEFICIT	(5,832,904)	(4,489,256)

	6,815,191	4,557,873

Total liabilities and shareholders' equity	$7,426,585	$5,086,421

Continuing Operations (Note 1)

Contingency (Note 5 (d) (iii))

Commitments (Note 10)

APPROVED BY DIRECTORS:

"R. Michael Jones"

________________________________

"Frank R. Hallam"

__________________________________

PLATINUM GROUP METALS LTD.

FORM 51-901F Securities Act

Quarterly Report as at: May 31, 2004

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2004

	Three Months Ended May 31, 2004	Three Months Ended May 31, 2003	Nine Months Ended May 31, 2004	Nine Months Ended May 31, 2003
	$	$	$	$
EXPENSES
Amortization	12,309	5,722	23,477	10,230
Annual general meeting	(872)	140	32,125	27,060
Bank charges & interest	515	444	1,955	1,296
Corporate Finance fees	20	-	100,020	-
Filing and transfer agent fees	2,812	3,158	36,163	36,183
Foreign Exchange	(20,603)	15,090	(40,721)	12,126
Insurance	3,915	-	9,758	4,095
Management and consulting fees	115,538	51,714	278,747	161,733
News Releases, printing & mailout	5,747	4,440	19,841	11,158
Office and miscellaneous	26,791	9,704	58,543	26,218
Professional fees	21,006	38,960	56,194	98,923
Promotion	44,759	7,148	109,319	30,286
Rent	22,113	9,190	56,468	27,470
Salaries and benefits	104,474	65,763	269,337	104,196
Shareholder relations	16,892	37,606	22,089	147,136
Telephone	12,596	5,073	27,372	12,943
Travel	58,994	13,166	169,300	33,710
Part XII.3 interest	-	12,245	6,500	21,958
	(427,006)	(279,563)	(1,236,487)	(766,721)

REVENUE
Interest Income	8,657	9,376	25,794	20,420
Services Revenue	38,249	9,826	114,231	11,054
Finders Fee	-	100,000	-	100,000
Expense Recoveries	-	7,500	240,248	8,169
	46,906	126,702	380,273	139,643

LOSS BEFORE OTHER ITEM	(380,100)	(152,861)	(856,214)	(627,078)

OTHER ITEM
Property investigations	89	2,165	391	28,100
Mineral property costs written off	372,778	5,086	413,631	385,479
Equity Loss and writedown of Active Gold (Note 4)	(6,312)	-	73,412	-
Loss on sale of marketable securities	-	(17,630)	-	(13,766)
	(366,555)	10,379	(487,434)	(399,813)

LOSS FOR THE PERIOD	(746,655)	(142,482)	(1,343,648)	(1,026,891)

DEFICIT, beginning of period	(5,086,249)	(3,484,672)	(4,489,256)	(2,600,263)
DEFICIT, end of period	(5,832,904)	(3,627,154)	(5,832,904)	(3,627,154)

PLATINUM GROUP METALS LTD.

FORM 51-901F Securities Act

Quarterly Report as at: May 31, 2004

INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2004

	Three Months Ended May 31, 2004	Three Months Ended May 31, 2003	Nine Months Ended May 31, 2004	Nine Months Ended May 31, 2003
				$
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Loss for the period	(746,655)	(142,482)	(1,343,648)	(1,026,891)
Add items not affecting cash:
Amortization	12,309	5,722	23,477	10,230
Gain on sale of marketable securities	-	(17,630)	-	(13,766)
Write Off Mineral Property	372,778	5,086	413,631	385,479
Finders Fee	-	(100,000)	-	(100,000)
Recovery received in shares	-	-	(240,000)	-
Non-cash share compensation expense	47,474	-	69,739	-
Net change in non-cash working capital	163,809	(157,849)	(16,652)	253,667
	(150,285)	(407,153)	(1,093,453)	(491,281)
FINANCING ACTIVITIES
Issuance of shares	3,770	49,875	3,531,227	2,527,456
	3,770	49,875	3,531,227	2,527,456
INVESTING ACTIVITIES
Acquisition of capital assets	(39,422)	(25,873)	(79,649)	(32,366)
Acquisition cost of mineral properties	(286,436)	(115,508)	(450,194)	(438,669)
Exploration & development expenditures	(608,370)	(380,555)	(1,770,875)	(1,052,092)
Performance Bonds	(8,878)	-	(11,914)	-
Investment in Active Gold Group Ltd.	-	-	-	(160,327)
Recoveries from mineral properties	-	55,275	45,000	55,275
Proceeds on sale of marketable securities	-	67,630	-	155,066
	(943,106)	(362,642)	(2,267,632)	(1,473,113)
INCREASE (DECREASE) IN CASH & EQUIVALENTS	(1,089,621)	(756,309)	170,142	563,062
CASH & EQUIVALENTS, beginning of period	2,254,413	2,218,278	994,650	898,907
CASH & EQUIVALENTS, end of period	1,164,792	1,461,969	1,164,792	1,461,969

SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the period ended May 31, 2004, the Company issued 10,909 common shares with a value of $3,600 in connection with the acquisition of mineral properties.

During the period ended May 31, 2004, the Company received 1,200,000 shares of Sydney Resource Corp. (TSXV:SYR) at a deemed price of $0.20 per share. Sydney Resource Corp. renegotiated an existing option agreement into a purchase agreement whereby Sydney purchased a 100-percent interest in the Company's Simlock Creek, British Columbia gold project from Platinum Group Metals in exchange for the Company's termination of the earn-in requirements of the option agreement and Sydney paying the Company 1.2 million shares.

SUPPLEMENTARY INFORMATION ON CASH FLOWS:

No interest or income tax expenses were paid during the period.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

Quarterly Report as at: May 31, 2004

1.

CONTINUING OPERATIONS

The Company was incorporated on February 18, 2002 by an order by the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. ("Old Platinum") and New Millennium Metals Corporation ("New Millennium").  Old Platinum was incorporated on January 10, 2000 as 599141 B.C. Ltd. and changed its name to Platinum Group Metals Ltd. on March 16, 2000, at which time it commenced operations.  New Millennium Metals Corporation was incorporated in British Columbia on March 11, 1983 under the name Harvey Creek Gold Placers Ltd. and later renamed New Millennium Metals Corporation.  As a result of the amalgamation both New Millennium and Old Platinum ceased to exist as of February 18, 2002.  However, as a result of the amalgamation, a new company also named Platinum Group Metals Ltd. was formed as of February 18, 2002 and it assumed all of the rights and obligations of the two predecessor corporations.  As described in Note 3, Old Platinum was identified as the acquirer and the business combination was recorded as a purchase of New Millennium by Old Platinum.

The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreements principally in Ontario and the Republic of South Africa.  The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable.  The Company defers all acquisition, exploration and development costs related to mineral properties.  The recoverability of these amounts is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.  The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company's ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the operations of the Company; however, there is no assurance that sufficient funds will be raised.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern.  If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

Quarterly Report as at: May 31, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant policies outlined below.

(a)

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary.  During 2002, the Company formed a 100% South African subsidiary named Platinum Group Metals (RSA) (PTY) Ltd. for the purposes of holding mineral rights and conducting operations on behalf of the Company in the Republic of South Africa.  All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)

Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. The estimated value of all properties are assessed by management on a continual basis and if the carrying value exceeds estimated recoverable values, then these costs are written down to the estimated recoverable values. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No. 11 entitled Enterprises in the Development Stage - ("AcG 11"). The guideline addresses three distinct issues including (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure. The Emerging Issues Committee issued Abstract 126, Accounting by Mining Enterprises for Exploration Costs, which provided further guidance on AcG 11. Abstract 126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment. The Company has reviewed and determined that implementation of this Abstract has no material effect on the results of operations or financial position of the Company.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments, which are readily convertible to cash and have original maturities of 90 days or less.

(d)

Marketable securities

Marketable securities are recorded at the lower of cost or fair market value.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

Quarterly Report as at: May 31, 2004

(e)

Fixed assets

Fixed assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment

30%

Computer software

30%

Office furniture and equipment

20%

(f)

Stock-based compensation plan

The Company has adopted the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective September 1, 2002.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for good and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. For stock options granted to employees and directors, the Company has adopted the disclosure-only provisions whereby pro forma net income and pro forma earnings per share are disclosed in the notes to the financial statements as if the fair value based method of accounting had been used.

Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price. Any consideration paid by employees and directors on the exercise of stock options is credited to share capital.

Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option-pricing model.

(g)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(h)

Earnings (loss) per common share

Basic earnings per share calculations are based on the weighted average number of common shares outstanding, excluding contingently returnable shares held in escrow.

The Company uses the treasury stock method for the calculation of diluted earnings per share.  Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year.  Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

Quarterly Report as at: May 31, 2004

(i)

Financial instruments

The carrying values of cash and cash equivalents, performance bonds, amounts receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values.

Price risk is the risk that the value of the Company's financial instruments will vary from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

(j)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from those reported.

3.

AMOUNTS RECEIVABLE

	MAY 31,2004	AUG.31,2003

Advances receivable (a)	$19,524	$35,023
Goods and Services Tax recoverable	26,172	16,902
(VAT) South African Value Added Tax recoverable	135,083	-
Interest receivable	9,057	14,153
Other	-	10,333

	$189,836	$76,411

Advances receivable consist of funds advanced to officers; directors and consulting geologists for exploration and corporate activities conducted in the normal course of business, bear no interest and are due on demand.

4.

INVESTMENT IN ACTIVE GOLD GROUP LTD.

Active Gold Group Ltd. ("AGG ") was incorporated under the Canada Business Corporations Act with one share issued to Platinum Group Metals Ltd. on June 11, 2002. In August 2002 AGG acquired 100% of a private corporation in the Republic of South Africa and re-named it Active Gold Group RSA (Pty) Limited ("AGG RSA"). In 2003 the Company and commercial investors subscribed for common shares of AGG. The Company acquired 1,461,905 shares of AGG Canada at a cost of $160,327 and now owns 26.79% of AGG.

AGG RSA attempted to acquire and permit the 5,000 hectare Rooderand Gold Project in South Africa located near the town of Potchefstroom in the central Witwatersrand Basin. AGG shares common directors and officers with the Platinum Group Metals Ltd. The Company advanced working capital to AGG on commercial terms in the normal course of business during 2003.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

Quarterly Report as at: May 31, 2004

AGG RSA failed to achieve a permit for Rooderand and has therefore abandoned the project. The Company has written off its investment in and advances to AGG after realizing an equity loss from the activities of AGG. A summary of the Company's investment in and advances to AGG follows:

Advances, at August 31, 2002	$5,911
Investment	160,327
Advances	45,487
211,725
Equity in loss of AGG Canada	(187,000)
Write-down of investment in and advances to AGG Canada	(24,725)
Balance, at August 31, 2003	$ -

5.

MINERAL PROPERTIES

Details of mineral properties are as follows:

	August 31,	Year	Written	August 31,	Year	Written	May 31,
Property	2002	to Date	Off	2003	to Date	Off	2004

ONTARIO
Agnew Lake	$384,568	$(33,571)	$-	$350,997	$12,762	$-	$363,759
Pro Am	3,125	14,699	-	17,824	3,600	-	21,424
Other Sudbury	180,031	(14,735)	(55,415)	109,881	3,435	(80,031)	33,285
Shelby Lake	308,635	247,696	-	556,331	139,487	-	695,818
Taman	129,361	30,211	-	159,572	2,771	(162,343)	-
Taman East	53,712	15,732	-	69,444	531	(69,975)	-
Senga	60,427	-	-	60,427	-	(60,427)	-
Dog River	147,341	65,293	-	212,634	1,314	-	213,948
LDI River	536,637	58,305	-	594,942	158,992	-	753,934
S Legris	474,720	84,332	-	559,052	27,895	-	586,947
Pebble	63,123	68,199	-	131,322	5,040	-	136,362
Stucco	368,159	26,519	(394,678)	-	-	-	-
PS Overlap	-	18,660	-	18,660	2,098	-	20,758
Faries Lake	-	-	-	-	76,335	-	76,335
Moshkinabi	-	-	-	-	60,402	-	60,402
Lakemount	-	9,910	-	9,910	576,224	-	586,134
Other - Ontario	74,222	38,370	(60,737)	51,855	6,969	(14,564)	44,260

	2,784,061	629,620	(510,830)	2,902,851	1,077,855	(387,340)	3,593,366

SOUTH AFRICA
Bushveld	-	26,290	-	26,290	51,632	(26,290)	51,632
Tweespalk	19,282	106,144	-	125,426	470,969	-	596,395
Sharp Arab	-	31,709	(31,709)	-	-	-	-
Ledig	25,578	247,597	(273,175)	-	-	-	-
Elandsfontein	-	571,398	-	571,398	336,172	-	907,570
Onderstepoort	-	122,160	-	122,160	51,787	-	173,947
Zandrivierspoort	-	3,769	-	3,769	11,599	-	15,368
War Springs	122,168	17,591	-	139,759	176,055	-	315,814

	167,028	1,126,658	(304,884)	988,802	1,098,213	(26,290)	2,060,726
Total	$2,951,089	$1,756,278	$(815,714)	$3,891,653	$2,176,068	$(413,629)	$5,654,092

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

Quarterly Report as at: May 31, 2004

	MAY 31, 2004	AUG.31, 2003

Mineral property acquisitions	$450,194	$459,809
Assays	98,337	220,334
Drilling	818,989	365,780
Geological	667,731	460,875
Geophysical	86,856	80,440
Maps, fees and licenses	14,405	37,318
Reclamation	4,480	-
Site administration	43,354	35,279
Travel	36,724	56,108

	2,221,070	1,715,943
Less recoveries (adjustments)	45,000	(40,335)

	2,176,070	1,756,278

Total, beginning of year	3,891,653	2,951,089
Less amounts written off	413,631	815,714

	3,478,022	2,135,375

Total, end of year	$5,654,092	$3,891,653

At May 31, 2004, mineral properties consist of the following:

	MAY 31, 2004	AUG.31, 2003

Acquisiton costs	$1,789,294	$1,585,166
Option fees to earn mineral interests	314,461	327,729
Deferred exploration costs	3,550,337	1,978,758
	$5,654,092	$3,891,653

(a)

Ontario

(i)

Agnew Lake

Pursuant to an agreement dated March 1, 1999, the Company acquired an option to earn a 99% interest in 38 claims located near Sudbury, Ontario known as the Agnew Lake property in exchange for option payments of $170,700 (all of which have been paid) and 60,606 shares (all of which have been paid). The Company was also required to complete a total work commitment of $2,000,000 over an unspecified period of time, which has been completed. The vendors retain a 2% royalty interest. The Company staked an additional 182 contiguous claims that are also included under the terms of the above-noted agreement.

At August 31, 2003, the Company had directly performed $512,265 worth of exploration work and caused further work of approximately $2,500,000 to be performed through a joint venture arrangement with Pacific North West Capital Corporation ("PFN") and Kaymin Resources Limited ("Kaymin"), a subsidiary of Anglo American Platinum Corporation Limited.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

Quarterly Report as at: May 31, 2004

The Company optioned the Agnew Lake property to PFN on June 18, 2000.  PFN may acquire 50% of the Company's rights and interests in Agnew Property by issuing 50,000 shares to the Company, (which have been received), making cash payments to the Company totalling $200,000 over four years, (of which $145,000 has been received) and completing $500,000 in exploration over four years. In the event that PFN does not incur the required $500,000 in exploration expenses on its own account, they may exercise their option by payment to the Company of any remaining unspent balance in PFN common shares.

In 2001, The Company and PFN agreed to amend the Agnew Lake Option Agreement so that PFN will make annual payments of 75,000 PFN shares towards the exercise of their option. It was agreed that these shares not be valued at less than $0.60 per share for the purpose of exercising PFN's option. To date, the Company has received three payments of 75,000 PFN shares towards the exercise of PFN's option.  PFN is the project operator and will be responsible for completion of all assessment and filing requirements as long as it remains operator.

On June 22, 2001, The Company and PFN optioned their interests in the property to Kaymin Resources Limited ("Kaymin"). Kaymin may acquire a 50% interest in the combined rights and interests of The Company and PFN by making cash payments of $200,000 to each party (which have been received) and incurring exploration expenditures of not less than $6,000,000 by December 31, 2005 (revised). Kaymin can earn an additional 10% interest by completing a bankable feasibility study and arranging financing for any development or construction.

On November 1, 2001, The Company and PFN entered into an option agreement with ProAm Explorations Corporation to acquire a 100% interest in three additional claims adjacent to the Agnew Lake property by making cash payments of $30,000, ($11,500 paid), issuing 29,090 shares of the Company, (all of which have been issued) and the issue of 21,000 shares of PFN over two years and completing $400,000 in exploration expenditures over a four-year period. Under the terms of the agreement, these claims become part of the Agnew Lake property and are subject to the PFN and Kaymin option agreements existing on that property. The claims are subject to a 2.5% NSR royalty.

(ii)

Pebble

Pursuant to an agreement dated March 30, 2000, the Company acquired an option to earn a 51% interest in 96 mineral claims located near Thunder Bay, Ontario known as the Pebble property in exchange for cash payments of $34,000 (of which $24,000 has been paid) and the expenditure of $500,000 in exploration within 5 years from the date of the agreement. The Company was originally obligated to pay $5,000 (paid) and incur $100,000 ($108,762 incurred) in exploration expenditures prior to March 30, 2001 in order to keep the option in good standing. The Company can earn an additional 9% interest in the property by completing a feasibility study within 36 months of earning the 51% interest described above.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

Quarterly Report as at: May 31, 2004

(iii)

South Legris

Pursuant to an April 2000 agreement, the Company acquired an option to earn a 50% interest in 261 mineral claims located near Thunder Bay, Ontario known as the South Legris property in exchange for cash payments of $98,300 (all of which has been paid) and the expenditure of $1,000,000 ($491,908 incurred) in exploration expenditures within 5 years of the date of the agreement. The Company also has an option to acquire an additional 10% interest by completing a feasibility study within 36 months of earning the 50% interest described above.

(iv)

Shelby Lake

On June 28, 2000, the Company entered an option agreement to earn up to 60% interest in the Shelby Lake property in the Lac des Iles area in Ontario. To earn a 50% interest the Company is required to make cash payments to the optionor of $10,000 by September 28, 2000 (which have been paid), issue 30,303 shares to the optionor (which have been issued) and complete $500,000 in exploration expenditures over a four-year period, $560,902 of which has been incurred to May 31, 2004 (August 31, 2003 - $422,884)

The Company may earn a further 10% interest, for a total of 60%, by expending a further $500,000 over an additional 30-month period. The property is subject to a 2% NSR royalty, of which the Company can purchase back one half for $500,000.

(v)

Taman Lake Project

Pursuant to option agreements dated February 7, 2000 and amended on June 24, 2002 and March 25, 2003 the Company has acquired an option to earn an undivided 100% interest in the Taman and Taman East properties. To exercise its option the Company must make payments of $97,500 over five years ($73,500 of which has been paid to February 29, 2004) and issue 89,183 shares over five years (71,183 of which have been issued to February 29, 2004). The project is subject to a 3% NSR royalty, of which the Company may buy one half for $1,000,000. The Taman and Taman East properties have been dropped as of May 31, 2004, resulting in a write-off of cumulative costs to date of $232,318.

(vi)

Senga and Tib

The Company acquired these claims by staking on March 20, 2000.  They are located in the Lac des Iles region of Ontario and consist of 6,384 hectares. This property is contiguous with the Company's Taman and Dog River holdings in the same area. The Tib property has been dropped as of August 31, 2003, resulting in a write-off of cumulative costs to date of $29,726; and the Senga property has been dropped as of May 31, 2004 resulting in a write-off of cumulative costs to date of $60,427.

(vii)

Dog River

The Company has a 100% interest in the Dog River property located in the Lac Des Iles area.

The property remains subject to a 2.5% NSR royalty in favour of the vendor. The Company has the right to purchase on half of this NSR royalty for $1,500,000.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

Quarterly Report as at: May 31, 2004

(viii)

Lac des Iles River

On May 5, 2000 the Company entered into an option agreement to acquire a 50% interest in the property by making payments to the optionors of $38,500 over three years, all of which has been paid to August 31, 2003, and completing exploration expenditures of $1,000,000 over five years, $543,705 of which has been incurred to February 29, 2004.  The Company can earn an additional 10% interest on completion of a feasibility study within a further three years.

(ix)

Lakemount

On November 6, 2003 the Company entered into an option agreement to acquire a 62% interest in the Lakemount property from Western Prospector Group Ltd.  Under the terms of the agreement the Company may earn an initial 51% interest by completing $2,500,000 in exploration and development expenditures, and the payment of cash payments totalling $150,000, and issuing a total of 150,000 common shares of PTM before December 31, 2008. A $25,000 cash payment was made by the Company upon the execution of the agreement and the Company was committed to complete $100,000 in exploration expenditures by December 31, 2003, which was completed.  All additional cash payments, exploration expenditures and share payments are optional. PTM must also pay all annual lease payments and taxes, which will amount to approximately $25,000 annually. Upon completion of the payments and property expenditures, PTM and Western will enter into an industry standard joint venture to develop the property.

An underlying agreement to the Western agreement provides PTM and Western with the option to acquire up to an additional 11% and 9%, respectively, in the property by making cash payments to the underlying property owner of $300,000 per percentage point. Within the Lakemount property the Parcel 2017 Lease is subject to a 1.5% Net Sales Returns Royalty for precious stones and a 1.5% Net Smelter Returns Royalty for metals payable to the original lease holder. This royalty may be purchased for $2,000,000. The Wagner License is subject to a 3% Net Smelter Returns Royalty with buy-down provisions payable to the underlying owner.

The Lakemount Property, located 10 kilometres east of Wawa, Ontario along Highway 101, is comprised of two contiguous land packages within Esquega Township. The land package includes ACR patented lease block of 777 hectares and the Wagner License block of 2,240 hectares for a total of 3,017 hectares. The property covers an area approximately 4 by 6 kilometres.

(a)

Republic of South Africa

(i)

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the mineral rights for two properties located in the Northern Limb or Platreef area of the Bushveld Complex in the Republic of South Africa. The properties are comprised of the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property, both located on the postulated extension of the Platreef near the PPRust Platinum mine operated by Anglo American Platinum Corporation Limited. Costs of investigation and acquisition amounting to $912,209 had been incurred and deferred to May 31, 2004 (August 31, 2003 - $265,185).

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

Quarterly Report as at: May 31, 2004

The Company may purchase 100% of these mineral rights at any time within three years from the date upon which prospecting permits have been obtained on both properties for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three. Subsequent to the grant of a prospecting permit for each property the Company is required to pay prospecting fees to the vendors of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three. The Company was granted a prospecting permit for the Tweespalk property in August of 2003 and for the War Springs property in February 2004. Work is now underway on both properties. The vendors retain a 1% NSR Royalty on the property, subject to the Company's right to purchase the NSR for US$1.4 million. A 5% finder's fee is due on payments made to the vendors.

In November 2002, the Company entered into a joint venture agreement with Africa Wide Mining ("AW"), a Black Economic Empowerment group in South Africa, whereby they may acquire 30% of both the War Springs and Tweespalk properties in exchange for contributing 30% of all costs.

During 2002 another Black Economic Empowerment company, Taung Minerals (Pty) Ltd. ("Taung"), obtained a prospecting permit over portions of the War Springs property. Taung purported to own a one third interest to portions of the mineral rights on the property. The Company contested Taung's position through a formal appeal process in the Republic of South Africa.

In September 2003, the Company, Taung and AW agreed to a negotiated settlement of the title dispute on the War Springs property by reducing AW's participation in the project from a 30% participating interest to a 15% interest carried to bankable feasibility, and then granting Taung a 15% interest carried to bankable feasibility. The Company's 70% interest remained unchanged.

The Company has not recorded a receivable for AW's 30% participating interest in the Tweespalk property, which at August 31, 2003 is calculated to be $37,628, as AW is not currently able to tender such amounts due. The Company expects that AW will achieve its own financing in the near future, and when it does so, the Company will record a receivable from AW and submit a cash call to AW for settlement. The amount recovered from AW will be treated as a reduction of the Company's costs relating to the Tweespalk property when received.

(ii)

Ledig

The Company entered into an option agreement with Ledig Minerale Regte 909 JQ (pty) Ltd. ("Ledig Minerale") whereby the Company could earn a 55% interest in Ledig Minerale's holdings on the Ledig Farm property located in the Western Bushveld area near Sun City, South Africa, approximately 100km northwest of Johannesburg. At February 28, 2002 the Company had incurred $273,176 in costs relating to the property. Further payments by the Company were contingent upon completion of certain title confirmation procedures by Ledig Minerale and the granting of a valid prospecting license by the Government of the Republic of South Africa by February 28, 2003. These conditions were not met and the Company refused to waive them. The agreement was therefore terminated and all costs relating to the project were written off by the Company.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

Quarterly Report as at: May 31, 2004

(iii)

Elandsfontein

In December 2002, the Company entered into an option agreement to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa. The Company made an initial payment to the Vendors of ZAR 150,000 (approximately C$29,500 at the time of payment). The Company must also pay a base price of ZAR 43 (approximately C$8.50) per tonne of open castable economic Upper Group 2 ("UG2") reef resource on the property, to a minimum of ZAR 4,000,000 (approximately C$791,000). A further payment of ZAR 4.30 (approximately C$0.85) per tonne is due on any economic underground resource. The purchase price is payable 90 days after the grant of a mining authorization. The Company was obligated to a minimum exploration program, which was completed before the end of the period. The Company also acquired a right to purchase the surface rights to the property at a price of R 6,500 (approximately C$1,285) per hectare.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003. The initial 10% of the purchase price for the mineral rights was later tendered under the terms of the option agreement. The Vendors claimed that the purchase price was not unascertained and that the agreement was therefore void. The parties agreed to refer the matter for Expert Determination as provided for in the option agreement. The arbitration process with respect to PTM- RSA's agreement to purchase the mineral rights has now been resolved and the relief sought was conceded and PTM-RSA's legal costs tendered. However the arbitration with respect to the price of that purchase is continuing. PTM has received the acceptance of its prospecting permit application from the Department of Minerals and Energy under the new Mineral and Petroleum Resources Development Act and is completing the final steps for permit approval.

According to the terms of the Elandsfontein option agreement, the Company tendered a required payment for 10% of the base purchase price of the property in the amount of R 1.5 million prior to October 1, 2003, subject to the base purchase price being adjusted according to the terms of the agreement for actual UG2 open cast resource on the property. The Vendors refused to accept the payment, claiming that an adjustment was not allowable. The Company is of the view that the actual UG2 open cast resource on the property falls below that amount which would result in the minimum purchase price for the mineral rights being set at the R 4.0 million minimum and has, therefore, referred the matter for settlement under the binding arbitration provisions of the agreement.

(c)

Write-down of mineral properties

During the first three quarters of 2004 the carrying values of certain of the Company's mineral properties were determined to be impaired, resulting in a write-down of mineral properties costs of  $413,631 (August 31,2003 - $815,714; August 31,2002 - $1,090,871).

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

Quarterly Report as at: May 31, 2004

6.

CAPITAL ASSETS

			May 31,2004	Aug.31,2003

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Computer equipment and
software	$125,769	$47,527	$78,242	$28,754
Office furniture and
equipment	28,469	9,653	18,816	12,133

	$154,237	$57,180	$97,058	$40,887

7.

SHARE CAPITAL

(a)

Authorized

1,000,000,000 common shares without par value

(b)

Issued and outstanding

During the period ended May 31, 2004:

(i)

the Company issued 10,909 common shares in connection with the acquisition of mineral properties at a fair value of $3,600.

(ii)

during the period, 1,747,032 share purchase warrants were exercised for proceeds of $1,428,407 and 132,000 stock options were exercised for proceeds of $59,200.

(iii)

the Company completed a private placement for total proceeds of $2,040,000 through the issuance of 2,400,000 units at a price of $0.85 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole warrant is exercisable into one common share of the Company at a price of $1.10 until October 31, 2004. No finders' fee or commission was paid with respect to this private placement.

During the year ended August 31, 2003:

(i)

the Company issued 47,696 common shares in connection with the acquisition of mineral properties at a fair value of $16,140.

(ii)

the Company issued 571,603 common shares in exchange for $200,061 worth of exploration work on the Shelby Lake and Lac des Iles River properties.

(iii)

the Company completed a private placement for total proceeds of $500,000 through the issuance of 1,000,000 units at a price of $0.50 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $0.75 until December 17, 2004. No finders' fee or commission was paid with respect to this private placement.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

Quarterly Report as at: May 31, 2004

(iv)

the Company completed private placements for further proceeds of $1,799,125. Proceeds of $767,875 were from the sale of 1,181,346 Flow-Through Units at $0.65 per unit. Each Flow-Through Unit consisted of one flow-through common share and one non-flow-through common share purchase warrant exercisable at a price of $0.85 for a period of 12 months from the date of closing. The Company renounced $767,875 in Canadian exploration expenses to the purchasers of the flow-through shares and was required to incur the required expenditures on mineral properties in Canada by December 31, 2003. At December 31, 2003, this obligation was completed. Proceeds of $1,031,250 were received from the sale of 2,062,500 Non-Flow-Through Units at a price of $0.50 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. In addition, 304,385 share purchase warrants were issued to brokers in connection with these private placements, where one share purchase warrant is exercisable into one common share at a price of $0.75 until December 23, 2004. Costs of issuing these shares totalled $209,193.

(v)

during fiscal 2003, 645,990 share purchase warrants were exercised for proceeds of $233,389 and 96,500 stock options were exercised for proceeds of $35,025.

(vi)

share issue expenses amounted to $209,194 relating to the various issuances throughout the year.

(vii)

during the year ended August 31, 2003, 714,272 shares of the Company were released from escrow, relating to the balance of 1,190,453 shares previously held in escrow and not released, pursuant to an arrangement where these shares would be released by no later than three years, based on a predetermined schedule for release.

The Company also has 199,308 shares held in escrow at May 31, 2004 which are to be released subject to the terms of release as required by the TSX Venture Exchange, which are related to the performance of exploration and development work on the Company's mineral properties. These rules provide for pro rata release of escrow shares on the basis of 15% of the original number of performance escrow shares for every $100,000 expended on exploration and development, subject to certain limitations.

 (c)

Incentive stock option agreement

The Company has entered into Incentive Stock Option Agreements ("Agreements") with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at the fair value of the common shares at the date of grant. The following table summarizes the outstanding stock options:

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

Quarterly Report as at: May 31, 2004

		Weighted Average Exercise Price

	Number
	of Shares
Granted in the year ended and balance
at August 31, 2002	2,061,000	0.53
Granted	465,000	0.57
Exercised	(96,500)	0.67
Cancelled	(162,500)	0.36
Options outstanding at August 31, 2003	2,267,000	$0.53

Granted	310,000	0.99
Exercised	(132,000)	0.45
Cancelled	(300,000)	0.60
Options outstanding at May 31, 2004	2,145,000	$0.59

The following table summarizes options outstanding and exercisable at May 31, 2004:

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	May 31, 2004	Contractual	May 31, 2004
Prices		Life (Years)
0.35	355,000	2.77	355,000
0.50	305,000	4.01	305,000
0.55	1,000,000	1.09	983,750
0.70	150,000	4.30	150,000
0.75	125,000	3.13	125,000
0.95	50,000	1.26	50,000
1.44	50,000	4.53	50,000
1.40	50,000	4.87	50,000
1.00	60,000	4.96	60,000

	2,145,000	2.56	2,128,750

The Company granted 235,000 stock options to employees and 75,000 to consultants during the period. The Company has recorded $69,739 of compensation expense relating to consultants in the period ended May 31, 2004. The Company has elected to measure compensation costs for employee stock options whereby no compensation expense is recognized for the excess, if any, of the quoted market price at the date of grant over the exercise price. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

Loss for the period as reported	$(1,343,648)
Pro forma compensation expense	(122,917)
Pro forma loss	$(1,466,565)
Pro forma basic and diluted loss per share	$(0.05)

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

Quarterly Report as at: May 31, 2004

The following weighted average assumptions were used for the Black Scholes valuation of stock options granted during the year:

Risk-free interest rate	3.97%
Expected life of options	5 years
Annualized volatility	95%
Dividend rate	0.00%

(a)

Share purchase warrants

		Average
	Number of	Exercise
	Warrants	Price

Balance at August 31, 2002	1,308,522	0.38
Issued to private placement placees (Note 8 (b))	2,712,596	0.79
Issued to agents on brokered financing (Note 8 (b) (iv))	304,385	0.75
Exercised and converted to common shares	(645,990)	0.36
Expired during the period	(662,532)	0.39
Balance at August 31, 2003	3,016,981	$0.79

Issued to private placement placees (Note 8 (b))	1,200,000	1.10
Exercised and converted to common shares	(1,747,032)	0.82

Balance at May 31, 2004	2,469,949	$0.92

Of the 2,474,949 common share warrants outstanding at May 31, 2004, 500,000 are exercisable at $0.75 per warrant expiring on December 17, 2004; 769,949 are exercisable at $0.75 per warrant expiring on December 24, 2004, and 1,200,000 are exercisable at $1.10 per warrant expiring on October 31, 2004.

(e)

At August 31, 2002, the Company entered into a firm obligation to issue 30,000 shares (2001 - 10,000 shares) with a value of $9,000 (2001 - $2,600) in connection with acquisition of mineral properties. These shares were issued during 2003.

8.

RELATED PARTY TRANSACTIONS

During the period, transactions with related parties were recorded as follows:

(a)

Management and consulting fees of $183,551 were incurred with directors (May 2003 - $123,644).  As at May 31, 2004 an amount of $nil owing was included in accounts payable (May 2003 - $nil).

 (b)

During 2003, the Company entered into a service agreement with MAG Silver Corp. ("MAG"), a company with a common director and common officer.  During the nine months ended May 31, 2004 the Company received from MAG $114,461 (May 2003 - $9,826).  Furthermore, the Company received $100,000 in finders' fees in the form of 200,000 MAG common shares during the year ended August 31, 2003 for assistance in locating mineral properties in which MAG now has interests.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

Quarterly Report as at: May 31, 2004

(c)

On November 26, 2002 the Company purchased 1,461,904 shares of seed capital in Active Gold Group Ltd. for an average price of $0.11 per share.  This represents approximately a 27% interest in Active Gold Group at November 30, 2002. Active Gold Group is a private company incorporated in Canada and which was conceptualized and formulated by the Company.  Its business plan is to acquire and develop mature gold properties in South Africa. Active Gold is related to the Company by way of a common director and a common officer.  Active Gold Group has no earnings or losses from its operations.  At August 31, 2003, the Company wrote off its remaining investment and advances to Active Gold Group.  See Note 5 (a) to these financial statements.

9.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision for the year ended August 31, 2003 due to the following:

	2003	2002

Statutory tax rates	41%	41%

Recovery of income taxes computed at standard rates	$804,171	$801,640
Tax losses not recognized in the period that the
benefit arose	(591,771)	(348,040)
Future income tax recovery	$212,400	$453,600

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets and liability are as follows:

	2003	2002
Future income tax assets
Operating loss carryforwards	$1,148,675	$840,187
Fixed assets	15,429	7,151
Valuation allowance on future income tax assets	(1,164,104)	(847,338)
Net future income tax assets	$ -	$ -

Future income tax liability
Mineral properties	$359,000	$431,400
Net future income tax liability	$359,000	$431,400

The Company has non-capital loss carry-forwards available to offset future taxable income in the amount of approximately $3.3 million and expire at various dates from 2005 to 2010.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

Quarterly Report as at: May 31, 2004

10.

COMMITMENT

The Company's outstanding minimum lease payments under its office agreements are as follows:

2004	$15,725
2005	15,725
$31,450

1.

NET CHANGE IN NON-CASH WORKING CAPITAL

	Nine Months ended May 31, 2004	Year ended August 31, 2003

Amounts receivable	$(113,425)	$217,633
Prepaid expenses	13,927	33,678
Accounts payable	82,846	58,120

	$(16,652)	$309,431

12.

SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties.  Capitalized costs for mineral rights and deferred exploration relate to properties situated as follows:

	May 31,2004	Aug.30,2003
Canada	$3,593,366	$2,902,851
South Africa	2,060,726	988,802
	$5,654,092	$3,891,653

.

13.

SUBSEQUENT EVENTS

On July 14, 2004 the Company closed brokered private placements raising gross proceeds of $2,721,555. Proceeds will be used to fund drilling in South Africa on the War Springs, Tweespalk and Onderstepoort projects and in Canada on the Lakemount project.  Proceeds of $1,267,200 were from the sale of 1,056,000 flow-through shares at $1.20 per share and $1,454,355 was from the sale of 1,385,100 non-flow-through units, at $1.05 per unit. Pacific International Securities Inc. and Haywood Securities Inc. acted as lead agents for the private placement.  Each non-flow-through unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share for a period of 18 months until January 14, 2006 at a price of $1.35 per share.

PLATINUM GROUP METALS LTD.

Notes to the Consolidated Financial Statements

Quarterly Report as at: May 31, 2004

Net proceeds to the Company on the placements amounted to $2,489,006. Agent's fees were paid on the placements equal to 8.0% of the gross proceeds. Of this amount $188,842 was paid in cash and $26,362 was paid by way of 25,107 non-flow-through units of the offering at the issue price of $1.05 per unit. The Agent's legal fees, corporate finance fees, GST, and miscellaneous costs totalled an aggregate of $43,707. The Agents also received an aggregate of 241,110 compensation options exercisable into common shares of the Company at a price of $1.20 per share until July 14, 2005. The securities issued pursuant to the offering will bear a hold period of four months expiring November 15, 2005. Subsequent to the offering the Company has 34,587,415 common shares issued and outstanding and 40,148,578 shares issued and outstanding on a fully diluted basis.

Platinum Group Metals Ltd.

(Development Stage Company)

Supplementary Information and MD&A

For the three month period ended May 31, 2004

Filed: July 30, 2004

A copy of this report will be provided to any shareholder who requests it.

The attached statements have not been reviewed by the Company's auditors

PLATINUM GROUP METALS LTD.

SUPPLEMENTARY INFORMATION

QUARTERLY REPORT AS AT: MAY 31, 2004

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

a)

General and Administrative Expenses

General and administrative expenses for the nine month period totaled $1,236,487 (2003 - $766,721), net of revenues and recoveries of $380,273 (2003 - $139,643). Shareholder relations expense, web site hosting and maintenance, investor calls, mail outs, printing and news releases totaled $41,930 (2003 - $158,294). Transfer agent and listing and sustaining fees totaled $36,163 (2003 - $36,183). Professional fees of $56,194 (2003 - $98,923) were incurred for legal, audit and accounting services. Management and consulting fees totaled $278,747 (2003 - $161,733). Included in Management and consulting fees to May 31, 2004 is $69,739 for stock options granted to consultants using a fair value based method as now required under recommendation of the Canadian Institute of Chartered Accountants. This amount was not previously budgeted for. Please refer to Notes 2f and 8c in of the Financial Statements for the period ended May 31, 2004, which explains the accounting methods followed by the Company when granting stock options. The increase in administration costs during the period, in contrast to the prior year relates principally to increased promotional costs of $109,319 (2003 - $30,286) as the Company has attended more trade shows; travel costs of $169,300 (2003 - $33,710) as the management has traveled more frequently to South Africa and Toronto; corporate finance costs of $100,020 (2003 - Nil); and salaries and benefits of $269,337 (2003 - $104,196) although this is partly offset due to a decrease in shareholder relations of $22,089 (2003 - $147,136) as the Company now provides this service in house. The Company's amalgamation with New Millennium Metals Corporation in February 2002 and its increased activity level in Canada and South Africa have resulted in higher costs in this period as opposed to the previous years' comparative period.

b)

Investment in Mineral Properties

Exploration and development costs deferred for the period totaled $1,770,875 (2003 - $1,052,092). Of that amount approximately $912,969 was incurred on the Company's Ontario properties.  Programs in Ontario included  $531,163 on drilling and geophysics at the Lakemount property;  $227,000 in drilling 3,042m and $21,464 in geological work principally on the Shelby Lake and Lac des Iles River properties. A drilling program at Fairies Lake and Moshkinabie totaled $96,817. The programs in Ontario were on budget.  An amount of $812,905 was incurred on the Company's South African properties. In South Africa the main expenditures were $276,854 on the Tweespalk property for drilling, $142,000 on the Tweespalk property for geological consulting, and approximately $175,000 for geological consulting at the Elandsfontein property. Gross cost recoveries on mineral properties during the period amounted to $45,000. During the period $413,631 (2003 - $815,714) in net deferred costs relating to mineral properties were written off. In general project budgets are highly variable as they are modified as exploration results are received.

2.

RELATED PARTY TRANSACTIONS

Management and consulting fees of $183,551 (2003 - $123,644) were incurred with directors during the period ended May 31, 2004. Approximately $93,617 is related to fees for the Company's President. At May 31, 2004 fees totaling $nil (2003 - $nil) were owed and were included in accounts payable.

PLATINUM GROUP METALS LTD.

SUPPLEMENTARY INFORMATION

QUARTERLY REPORT AS AT: MAY 31, 2004

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

a)

Shares issued during the period:

	Number Issued	Value
Common shares at $0.33 for mineral properties	10,909	$3,600
Common shares at $0.35 on option exercise	67,000	23,450
Common shares at $0.55 on option exercise	65,000	35,750
Common shares at $0.75 on warrant exercise	565,686	424,264
Common shares at $0.85 on warrant exercise	1,181,346	1,004,143
Common shares at $0.85 for private placement	2,400,000	2,040,000
Sub-total:	4,289,940	$3,531,207

On September 17, 2003 the Company granted 150,000 incentive stock options to employees. The options are exercisable at a price of $0.70 per share for a term of five years. On December 11, 2003 the Company granted 50,000 incentive stock options to an employee and an advisor. The options are exercisable at a price of $1.44 for a term of five years. On April 13, 2004 the Company granted 50,000 incentive stock options to an advisor. The options are exercisable at a price of $1.40 for a term of five years. On May 15, 2004 the Company granted 60,000 incentive stock options to an employee. The options are exercisable at a price of $1.00 for a term of five years. During the period 300,000 options to former consultants and an employee were cancelled.

4.

SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a)

Authorized and issued share capital:

Class	Par Value	Authorized	Issued	Amount
Common	NPV	1,000,000,000	32,121,208	$12,536,285

b)

Options outstanding:

Name of Optionee	Date Granted	Exercise Price	Expiry Date	No of Shares
R. Michael Jones	Jan 31, 2000	$0.55	Jan 31, 2005	225,000
Dennis Gorc	Jan 31, 2000	$0.55	Jan 31, 2005	150,000
Cyrus Driver	Jan 31, 2000	$0.55	Jan 31, 2005	25,000
Barry Smee	Jan 31, 2000	$0.55	Jan 31, 2005	125,000
Douglas Hurst	Jan 31, 2000	$0.55	Jan 31, 2005	100,000
Iain McLean	Jan 31, 2000	$0.55	Jan 31, 2005	100,000
Cyrus Driver	June 15, 2001	$0.55	June 15, 2005	65,000
Barry Smee	March 6, 2002	$0.35	March 6, 2007	60,000
Dennis Gorc	March 6, 2002	$0.35	March 6, 2007	40,000
Frank Hallam	March 6, 2002	$0.35	March 6, 2007	42,000
Iain McLean	March 6, 2002	$0.35	March 6, 2007	60,000
R. Michael Jones	March 6, 2002	$0.35	March 6, 2007	120,000
Frank Hallam	March 6, 2002	$0.55	March 6, 2007	60,000
Frank Hallam	July 16, 2002	$0.75	July 16, 2007	50,000

PLATINUM GROUP METALS LTD.

SUPPLEMENTARY INFORMATION

QUARTERLY REPORT AS AT: MAY 31, 2004

Employees	March 6, 2002	$0.35	March 6, 2007	33,000
Employees	March 6, 2002	$0.55	March 6, 2007	65,000
Consultants/Advisors	July 16, 2002	$0.75	July 16, 2007	75,000
Consultants/Advisors	Sept 2, 2002	$0.95	Sept. 2, 2005	50,000
Consultants/Advisors	Dec 12, 2002	$0.55	Dec. 12, 2005	85,000
Employees	May 5, 2003	$0.50	May 5, 2008	130,000
Employees	May 12, 2003	$0.50	May 12, 2008	25,000
John Gould	June 27, 2003	$0.50	June 27, 2008	150,000
Frank Hallam	Sept 17,2003	$0.70	Sept 17,2008	75,000
John Gould	Sept 17,2003	$0.70	Sept 17,2008	75,000
Employees/Advisors	Dec 11,2003	$1.44	Dec 11,2008	50,000
Advisors	April 13, 2004	$1.40	April 13, 2009	50,000
Employees	May 15, 2004	$1.00	May 15, 2009	60,000
Total:				2,145,000

a)

Warrants outstanding:

The following warrants are each exercisable into one common share of the Company as follows:

Number of Warrants	Exercise Price	Expiry
1,269,949	$0.75	December 24, 2004
1,200,000	$1.10	October 31, 2004

b)

Shares in escrow or subject to pooling

Escrowed at August 30, 2003

199,318 shares

Subject to pooling

none

5.

LIST OF DIRECTORS AND OFFICERS

a)

Directors:

R. Michael Jones

Barry W. Smee

Iain McLean

Douglas Hurst

Frank Hallam

b)

Officers:

R. Michael Jones (President)

Barry Smee (Secretary)

Frank Hallam (Chief Financial Officer)

 c)

   Officers of Subsidiary:

John Gould (Managing Director Platinum Group Metals RSA Ltd.)

PLATINUM GROUP METALS LTD.

MANAGEMENT DISCUSSION & ANALYSIS

QUARTERLY REPORT AS AT: MAY 31, 2004

1.

DESCRIPTION OF BUSINESS

The Company was incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. and New Millennium Metals Corporation. Platinum Group Metals Ltd. was incorporated on January 10, 2000 as 599141 B.C. Ltd. and changed its name to Platinum Group Metals Ltd. on March 16, 2000, at which time it commenced operations. New Millennium Metals Corporation was incorporated in British Columbia on March 11, 1983 under the name Harvey Creek Gold Placers Ltd. Later, on March 22, 1999 the company was renamed New Millennium Metals Corporation. As a result of the amalgamation both New Millennium Metals Corporation and Platinum Group Metals Ltd. ceased to exist as of February 18, 2002. As a result of the amalgamation, a new company also named Platinum Group Metals Ltd. was formed and it assumed all of the rights and obligations of the two predecessor corporations.

In exchange for 100% of the issued and outstanding shares of New Millennium, the shareholders of New Millennium each received one share of the new company for each 1.65 shares of New Millennium. The new Platinum Group Metals Ltd. issued and delivered 5,468,421 shares to the shareholders of New Millennium. Shareholders of the old Platinum Group Metals Ltd. each received one share of the new company in exchange for every one share of the old company. All of the continuing obligations of New Millennium with regard to share purchase options, warrants and share payments were converted according to a ratio of 1.65:1.

The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in Ontario and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

a)

Results of Operations

During the period the Company incurred a loss of $1,343,648 (2003 - $1,026,891). Included were mineral property write down expenses of $413,631 (2003 - $385,479). General and administrative expenses totaled $1,236,487 (2003 - $766,721) before interest other income and recoveries of $380,273 (2003 - $139,643). The increase in administration costs during the period, in contrast to the prior year relates principally to increased promotional costs $109,319 (2003 - $30,286) as the Company has attended more trade shows; travel costs of $169,300 (2003 - $33,710) as the management has traveled more frequently to South Africa and Toronto; corporate finance costs $100,020 (2003 - Nil); and salaries and benefits $269,337 (2003 - $104,196) although this is partly offset due to a decrease in shareholder relations $22,089 (2003 - $147,136) as the Company now provides this service in house. The loss in the May

PLATINUM GROUP METALS LTD.

MANAGEMENT DISCUSSION & ANALYSIS

QUARTERLY REPORT AS AT: MAY 31, 2004

2004 third quarter is higher than the February second quarter due mainly to the property write-off in the third quarter, and the recovery of mineral property in the second quarter.

The Company increased its general level of activity in the past year including activities in Canada and South Africa.  Also the Company has increased its profile and liquidity in the capital markets.

The following tables set forth selected financial data from the Company's Audited Financial Statements and should be read in conjunction with these financial statements.

	Year ended Aug. 31, 2003	Year ended Aug. 31, 2002	Year Ended Aug. 31, 2001
Revenue (interest & other income)	$177,068	$23,028	$60,582
Net Loss	($1,748,993)	($1,501,620)	($482,687)
Basic and diluted Loss per Share	($0.07)	($0.10)	($0.09)
Total Assets	$5,086,421	$4,373,047	$2,762,964
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ending	Revenue (interest & other income)	Net Earnings (Loss)	Net Loss per share
May 31,2004	$46,906	(746,655)	0.02
February 29, 2004	$53,162	(196,152)	0.01
November 30, 2003	$39,957	(400,841)	0.01
August 31, 2003	$50,366	(722,102)	0.03
May 31, 2003	$119,202	(142,482)	0.01
February 28, 2003	$7,870	(595,793)	0.02
November 30, 2002	$4,402	(288,616)	0.01
August 31, 2002	$14,334	114,101	0.00

The Company has not declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

PLATINUM GROUP METALS LTD.

MANAGEMENT DISCUSSION & ANALYSIS

QUARTERLY REPORT AS AT: MAY 31, 2004

Trend Information

Factors which may have a material effect on the Company's future financial condition are set forth below in the Risk Factors section.

Other than the obligations in Tabular Disclosure of Contractual Obligations on page 9, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a "Trend" as it is unlikely that all such obligations will be eliminated from the Company's future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least December 31, 2004. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly, subsequent to December 31, 2004, the Company may need to raise additional capital by issuance of equity.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related companies, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its exploration activities.  The discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company's liquidity, and conversely, the failure to find one may have a negative effect.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company.  In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in the Company's securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

PLATINUM GROUP METALS LTD.

MANAGEMENT DISCUSSION & ANALYSIS

QUARTERLY REPORT AS AT: MAY 31, 2004

The Company's business is subject to exploration and development risks.

All of the Company's properties are in the exploration stage of development and no known reserves or resources have been discovered on such properties. There is no certainty that the expenditures to be made by the Company or its joint venture partners in the exploration of its properties described herein will result in discoveries of precious metals in commercial quantities or that any of the Company's properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The Company's business may be affected by political and economic instability in South Africa.

The Company's activities in South Africa are subject to risks common to operations in the mining industry in general, as well as the political and economic uncertainties of operating in South Africa. South Africa has recently undergone significant change in its government since the free elections in 1994. At present, Mining Legislation in South Africa is undergoing change. A new Mineral Bill and Charter were published in 2002 and it is expected that this legislation will be promulgated in 2004.  The regulation and operation of these new laws is uncertain. Over time, a target of 26% ownership in the mineral industry by "Historically Disadvantaged Persons" has been set out in the Mining Charter, but the mechanisms to effect this objective remain unclear. Accordingly, all laws may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse affect on the Company. The Company's operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation. The Company's operations and exploration activities in South Africa are subject to South African federal and provincial laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive.

The Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the South African Rand.

The Company may be adversely or favorably affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. Several of the Company's options to acquire properties in the Republic of South Africa may result in option payments by the Company denominated in South African Rand to be made over the next three years. Exploration and development programs to be

PLATINUM GROUP METALS LTD.

MANAGEMENT DISCUSSION & ANALYSIS

QUARTERLY REPORT AS AT: MAY 31, 2004

conducted by the Company in South Africa will also be funded in South African Rand.  Thus fluctuations in the exchange rate between the Canadian dollar and the South African Rand may have an adverse or favorable affect on the Company.

The Company's properties are subject to title risks.

The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties and properties in which it has the right to acquire or earn an interest are in good standing.  However, the Company's properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  These defects could adversely affect the Company's title to such properties or delay or increase the cost of the development of such properties.

The Company's properties may also be subject to aboriginal rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred.  The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest.  The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.  Competition could adversely affect the Company's ability to acquire suitable new producing properties or prospects for exploration in the future.  Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Metal prices affect the success of the Company's business.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any minerals discovered. No assurance may be given that metal prices will remain stable.  Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on present operations or income.

PLATINUM GROUP METALS LTD.

MANAGEMENT DISCUSSION & ANALYSIS

QUARTERLY REPORT AS AT: MAY 31, 2004

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

Contractual Obligations	Payments due by period
	Total	< 1 Year ar	1 - 3 Years ars	3 - 5 Years ars	> 5 Years
Office lease	$31,450	$31,450	$0	$0	$0
Totals	$31,450	$31,450	$0	$0	$0

b)

Exploration Programs and Expenditures

Total acquisition costs deferred during the period totaled $450,194 (2003 - $459,809). Exploration and development costs deferred totaled $1,770,875 (2003 - $1,052,092). Of that amount approximately $912,969 was incurred on the Company's Ontario properties. An amount of $531,163 was incurred on the Lakemount project near Wawa, Ontario.  An amount of $812,905 was incurred on the Company's South African properties. Gross cost recoveries on mineral properties during the period amounted to $45,000. During the period $413,631 (2003 - $815,714) in net deferred costs relating to mineral properties were written off.

During 2003 the Company continued to focus its Canadian exploration efforts on detailed geology, geochemistry and drilling work on its properties located in Ontario.

On the Company's Ontario holdings, a 3,000 metre drilling program was completed on the Shelby Lake and Lac Des Iles River properties in November 2003. Further work is recommended.

On the Company's Agnew Lake Property located west of Sudbury, Ontario Joint Venture partners Pacific Northwest Capital Corp. and Kaymin Resources Limited (a subsidiary of Anglo American Platinum Corporation Limited) continue to explore and to date have spent approximately $2.5 million on the property. Airborne geophysics, ground work and diamond drilling was conducted on the project during the period.  At the time of writing the Agnew lake Management Committee is considering a 2004 budget for the project. The Company recently completed all of its earn-in requirements pursuant to the Company's option agreement with the underlying vendors.

PLATINUM GROUP METALS LTD.

MANAGEMENT DISCUSSION & ANALYSIS

QUARTERLY REPORT AS AT: MAY 31, 2004

On November 6, 2003 the Company entered an option agreement to acquire up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario. Under the terms of the agreement the Company may earn up to 51% of the property by completing $2.5 million in exploration and development expenditures and by making staged payments totalling $150,000 ($25,000 paid) and 150,000 common shares by December 31, 2008. A firm commitment to incur $100,000 in exploration work on the project by December 31, 2003 has been met.  At May 31, 2004 the Company had spent $45,061 in acquisition costs and $531,163 in exploration costs on the property. The Company may acquire an additional 11% interest in the property by making a payment of $3.3 million to an underlying holder. The leases comprising the Lakemount property are subject to net smelter return royalties ranging from 1.5% to 3.0% and a net sales royalty on precious stones of 1.5%.  These royalties are subject to buy-out and buy-down provisions. Between 1942 and 1957, drilling of 146 holes totalling 23,000 metres defined the open-ended Lakemount Zone along a length of approximately 800 metres and depth to 243 metres. In December 2003 the Company drilled approximately 1,500 metres within eight drill holes on the property. In February 2004 the Company conducted airborne geophysical surveys over the property, which delineated several zones of interest.  In March - April of 2004 the Company completed a further 1,515 metres of drilling in eight additional drill holes.  Assays results for most of these later holes still remain outstanding at the time of writing. A down-hole UTEM-4 geophysical survey was completed in June 2004 for the 16 holes drilled by the Company and several conductors have been confirmed as future drill targets.  The Company has also completed three-dimensional computer modelling of for all 162 holes drilled on the property. Results of the programs completed to date have been very favourable and work is continuing on the property at the time of writing. A Phase III drilling program is scheduled to begin on the property at the end of July 2004.

The Company continues to focus its acquisition efforts on the Republic of South Africa ("RSA"). The Company formed a 100% South African subsidiary in 2002 named Platinum Group Metals (RSA)(Pty.) Ltd. ("PTM RSA") for the purposes of holding mineral rights and conducting operations on behalf of the Company in the RSA. PTM RSA has appointed Mr. John Gould, a senior mining executive, as managing director and has also established a permanent office in Johannesburg.

On June 3, 2002, the Company acquired a right to earn a 100% interest in two properties located in the Northern Limb or Platreef area of the Bushveld Complex near Johannesburg. The properties are comprised of the 2,396 hectare War Springs Property and the 2,177 hectare Tweespalk Property, both located on the postulated extension of the Platreef near the PPRust Platinum Mine operated by Anglo American Platinum Corporation Limited. Costs of investigation and acquisition to May 31, 2004 amounted to $912,209 (2003 - $246,573) and these costs have been deferred. The agreement allows the Company to purchase 100% of these mineral rights at any time within three years from the date of grant of prospecting permits on both properties for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three. In addition, subsequent to the granting of a prospecting permit, the Company has agreed to pay prospecting fees to the mineral rights holders of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in

PLATINUM GROUP METALS LTD.

MANAGEMENT DISCUSSION & ANALYSIS

QUARTERLY REPORT AS AT: MAY 31, 2004

year three. The mineral rights holders retain a 1% NSR Royalty on the property, subject to the Company's right to purchase the NSR at any time for US$1.4 million. A 5% finder's fee is due on payments made to the mineral rights holders.  A prospecting permit was granted on Tweespalk in August 2003 and a permit was granted on War Springs in February 2004.  Phase one drilling of approximately 1,000 metres in three holes at Tweespalk returned favourable results and a Phase two program is ongoing at the time of writing.  Groundwork consisting of baseline cutting, soil geochemistry, mapping and geophysics is underway at War Springs and a drill campaign is expected to commence on that property shortly.

In November 2002 the Company entered into a joint venture agreement with Africa Wide Mining ("AW"), a Black Economic Empowerment group in South Africa, whereby Africa Wide may acquire 30% of both the War Springs and Tweespalk properties in exchange for contributing 30% of all costs. By doing so the Company immediately exceeded the ten-year objective of the Government of South Africa for at least 26% participation in mining activities in South Africa by historically disadvantaged South Africans by 2010.

Shortly after securing its option to acquire the War Springs and Tweespalk properties the Company found that another Black Economic Empowerment company, Taung Minerals (Pty) Ltd. ("Taung"), had obtained a prospecting permit over portions of the War Springs property.  Taung purported to have a one-third interest for some of the mineral rights to portions of the property. The Company contested Taung's position through a formal appeal process in the Republic of South Africa.

In September 2003 the Company, Taung and AW agreed to a negotiated settlement of the title dispute on the War Springs property by reducing AW's participation in the project from a 30% participating interest to a 15% interest carried to bankable feasibility, and then granting Taung a 15% interest carried to bankable feasibility. The Company's 70% interest remained unchanged.

The Company has not recorded a receivable for AW's 30% participating interest in the Tweespalk property, which at August 31, 2003 is calculated to be $37,628, as AW is not currently able to tender such an amount. The Company expects that AW will achieve its own financing in the near future and when it does so, the Company will record a receivable from AW and submit a cash call to AW for settlement. The amount recovered from AW will be treated in a reduction of the Company's costs relating to the Tweespalk property.

During 2002 the Company entered into an option agreement with Ledig Minerale Regte 909 JQ (Pty.) Ltd. ("Ledig Minerale") whereby the Company could earn a 55% interest in Ledig Minerale's holdings on the Ledig Farm property located in the Western Bushveld area near Sun City, RSA, approximately 100 km northwest of Johannesburg.  At February 28, 2002 the Company had incurred $273,176 in costs relating to the property.  Further payments by the Company were contingent upon completion of certain title confirmation procedures by Ledig Minerale and the granting of a valid prospecting license by the Government of the Republic of South Africa.  These conditions were not met and the Company refused to waive them.  The agreement was therefore terminated and all costs relating to the project were written off by the Company.

PLATINUM GROUP METALS LTD.

MANAGEMENT DISCUSSION & ANALYSIS

QUARTERLY REPORT AS AT: MAY 31, 2004

In December 2002 the Company entered into an option agreement to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa. The Company made an initial payment to the Vendors of ZAR 150,000 (approximately C$29,500 at the time of payment). The Company must also pay a base price of ZAR43 (approximately C$8.50) per tonne of open castable economic Upper Group 2 ("UG2") reef resource on the property, to a minimum of ZAR4,000,000 (approximately C$791,000). A further payment of ZAR4.30 (approximately C$0.85) per tonne is due on any economic underground resource. The purchase price is payable 90 days after the grant of a mining authorization. The Company was obligated to a minimum exploration program, which was completed before the end of the period. The Company also acquired a right to purchase the surface rights to the property at a price of R 6,500 (approximately C$1,285) per hectare.

The Company validly exercised the option provided in the option agreement by way of written notice on June 26, 2003. The initial ten percent of the purchase price for the mineral rights was later tendered in terms of the option agreement but was refused by the vendors, who claim the purchase price is not ascertained.

PTM has recently completed additional analysis and assaying on the Elandsfontein drill core, which has confirmed the continuity of the Bushveld mineralized units. The assessment of resources by independent consultants is nearing completion and results are expected in the near term. The arbitration process with respect to PTM- RSA's agreement to purchase the mineral rights has been resolved and the relief sought was conceded and PTM-RSA's legal costs tendered. However the arbitration with respect to the price of that purchase is continuing. PTM has received the acceptance of its prospecting permit application from the Department of Minerals and Energy under the new Mineral and Petroleum Resources Development Act and is completing the final steps for permit approval.

c)

  Administration Expenses

Administration expenses and professional fees for the nine month period totaled $1,236,487 (2003 - $766,721).  During the years 2002 the Company grew substantially through its amalgamation with New Millennium Metals Corporation and its expansion into the Republic of South Africa. During 2003 this growth continued as the Company acquired additional property in South Africa and commenced active exploration on the ground.  During the period an amount of $6,500 (2003 - $21,958) in expenses relate to Part XII.6 tax applied by the Canadian Federal government on unspent flow-through funds, which were rescinded to shareholders for the previous year under the look-back provisions of the flow-through tax regulations. An amount of $391 (2003 - $28,100) was expensed for new property investigations during the period. Interest, other income and recoveries for the period totaled $380,273 (2003 - $139,643).

d)

Related Party Transactions

PLATINUM GROUP METALS LTD.

MANAGEMENT DISCUSSION & ANALYSIS

QUARTERLY REPORT AS AT: MAY 31, 2004

Management and consulting fees of $183,551 (2003 - $123,644) were incurred with directors during the period ended May 31, 2004. Approximately $93,617 is related to fees for the Company's President. At May 31, 2004 fees totaling $nil (2003 - $nil) were owed and included in accounts payable.

e)

Shareholder Relation Expense

The Company incurred shareholder relations' expenses during fiscal 2003 totaling $159,532 (2002 - $203,138). Such expenses in 2003 were lower than in 2002 as the Company did not renew a contract with Defero Corporate Communications and renewed a contract with Roth Investor Relations only on a reduced engagement. During 2003 the Company was active in raising its profile with both retail and institutional investors. Defero was paid a monthly fee of $5,000 until February 2003, and a total of $9,000 from March 1 to June 30, 2003. Until April 2003 Roth Investor Relations were paid a retainer fee of US$4,000 per month, plus expenses. Subsequent to April 2003 Roth charges the Company for its services as they are incurred from time to time. They provide distribution of the Company's information primarily to US institutions and other international analysts and money managers.

During the period ending May 31, 2004 the Company managed its investor relations program "in-house".  Both the Company's President and Manager of Corporate Development respond to investor queries and carry out the investor relations function. Investor relations expenditures for the period totaled $22,089 (2003 - $147,136). Promotion expenditures for the period totaled $109,319 (2003 - $30,286) which includes attending trade shows, meeting with investors and creating brochures.

f)

Travel Expenses

Travel expenses for the period amounted to $169,300 (2003 - $33,710). These activities relate to the supervision of ongoing operations, new property investigations and meetings with potential institutional and sophisticated investors, in Canada, USA, London and South Africa.

g)

Property Acquisition Expenses

Property acquisition expenditures during the period totaled $450,194 (2003 - $459,809) in cash and shares. Of the amount incurred for 2002 the Company recorded acquisition costs upon amalgamation for the mineral properties of New Millennium Metals Corporation of $1,930,444. The amount represents consideration paid in shares, cash and the assumption of future liabilities and transaction costs of $231,325.

Cash and share payments for properties during the period include $164,886 for properties in Ontario, and $285,308 to acquire option rights to the South African Properties.

The sum of all payments required to perfect all of the Company's mineral rights are greater than its currently available working capital. The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers to be of merit. At the time of writing the Company was incurring further property acquisition expenses through its activities in Ontario, Canada and the Republic of South Africa.

PLATINUM GROUP METALS LTD.

MANAGEMENT DISCUSSION & ANALYSIS

QUARTERLY REPORT AS AT: MAY 31, 2004

3.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are set out in Note 2 of its Consolidated Financial Statements for the period ended May 31, 2004.

There are two policies that, due to the nature of the mining business, are more significant to the financial results of the Company. These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates:

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the calculation of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

4.

LIQUIDITY AND CAPITAL RESOURCES

The Company issued a total of 4,289,940 (2003 - 5,489,635) common shares during the period. Of this 4,279,031 shares (2003 - 5,441,939) were issued for cash proceeds of $3,527,607 (2003 - $2,527,456). A further 10,909 shares (2003 - 47,696) were issued for mineral properties for a value of $3,600 (2003 - $16,140). Cash proceeds are to be spent on mineral property acquisitions, exploration and development, as well as for general working capital purposes.

On November 4, 2003 the Company completed a non-brokered private placement for proceeds of $2,040,000.  The placement was made to a single strategic investor and consisted of units priced at $0.85 each.  Each unit was comprised of one common share and one-half common share purchase warrant.  Each whole purchase warrant is exercisable into one additional common share at a price of $1.10 for a period of 12 months from closing.  The securities issued were subject to a four-month resale restriction ending on March 1, 2004.  No finder's fees or commissions were paid in relation to the placement.

The primary source of capital has been from the sale of equity. As at May 31, 2004 the Company had cash and cash equivalents on hand of $1,164,792 compared to cash and cash equivalents of

PLATINUM GROUP METALS LTD.

MANAGEMENT DISCUSSION & ANALYSIS

QUARTERLY REPORT AS AT: MAY 31, 2004

$994,650 at May 31, 2003. The primary use of cash during the period was for the costs of acquisition and exploration expenditures, being approximately $2,221,070 (2003 - $1,490,761), management fees and expenses of $209,008 (2003 - $161,733) and other general and administrative expenses of $957,740 (2003 - $604,988).

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand.  The Company also has cash and certain liabilities denominated in South African Rand.  As a result the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.  In the past year to the time of writing this report, the South African Rand has gained in value against the Canadian dollar by approximately 8%.

5.

CORPORATE GOVERNANCE

A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.  The board of directors approves the financial statements and ensures that management discharges its financial responsibilities.  The board's review is accomplished principally through the audit committee, which is composed of non-executive directors.  The audit committee meets periodically with management and auditors to review financial reporting and control matters.  The board of directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation.  From time to time the board may also form special sub-committees, which must investigate and report to the board on specific topics.

6.

SUBSEQUENT EVENTS

On July 14, 2004 the Company closed brokered private placements raising gross proceeds of $2,721,555. Proceeds will be used to fund drilling in South Africa on the War Springs, Tweespalk and Onderstepoort projects and in Canada on the Lakemount project.  Proceeds of $1,267,200 were from the sale of 1,056,000 flow-through shares at $1.20 per share and $1,454,355 was from the sale of 1,385,100 non-flow-through units, at $1.05 per unit. Pacific International Securities Inc. and Haywood Securities Inc. acted as lead agents for the private placement.  Each non-flow-through unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share for a period of 18 months until January 14, 2006 at a price of $1.35 per share.

Net proceeds to the Company on the placements amounted to $2,489,006. Agent's fees were paid on the placements equal to 8.0% of the gross proceeds. Of this amount $188,842 was paid in cash and $26,362 was paid by way of 25,107 non-flow-through units of the offering at the issue price of $1.05 per unit. The Agent's legal fees, corporate finance fees, GST, and miscellaneous costs totalled an aggregate of $43,707. The Agents also received an aggregate of 241,110 compensation options exercisable into common shares of the Company at a price of $1.20 per share until July 14, 2005. The securities issued pursuant to the offering will bear a hold period of four months expiring November 15, 2005. Subsequent to the offering the Company has 34,587,415 common shares issued and outstanding and 40,148,578 shares issued and outstanding on a fully diluted basis.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, R. Michael Jones, President and CEO of Platinum Group Metals Ltd. (the "Corporation"), certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Platinum Group Metals Ltd., (the "issuer") for the interim period ending May 31, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 31, 2004

"R. Michael Jones"

  President & CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Frank R. Hallam, CFO of Platinum Group Metals Ltd. (the "Corporation"), certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Platinum Group Metals Ltd., (the "issuer") for the interim period ending May 31, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 31, 2004

   "Frank R. Hallam"

Chief Financial Officer